OLIA OLIVE LEAF TEA

From the Mediterranean's Most Powerful Leaf to a Modern Wellness Ready-to-Drink Iced Tea Powerhouse



Olia
OLIVE LEAF TEA
ANCIENT ROOTS, MODERN WELLNESS
CITRUS HONEY JASMINE
BLUEBERRY HIBISCUS
RASPBERRY LEMON
TANGERINE GINGER

drinkolia.com San Antonio, TX

Highlights

1. First Ready-to-Drink (RTD) Olive Leaf Tea & one of the most significant tea innovations in decades

2. Antioxidant capacity 3X-14X higher vs. green & black teas, pomegranate juice, red wine & most fruits

3. Game-changing, hero-ingredient disruptor to fast-growing health-forward beverage market

4. Clinically documented wellness benefits of olive leaf extract/strong scientific backing

5. Clean, lightly sparkling, caffeine-free energy, natural sweeteners, low sugar, real fruit flavors

6. Proj. 4-yr growth – $150K to $20M (2029) based on 2-yr pilot at Central Market (TX)(not guaranteed)

7. U.S. Healthy Beverage Market showing strong growth – 7yr CAGR of +7.5%, set to reach $37.6B in 2032

8. Senior CPG Advisory & Investor Team: former Execs from Coca-Cola, Celsius, Minute Maid & Cinnabon

Featured Investor



Gerry David in Follow Invested $130,000

Renowned for transformative leadership, Gerry led 5 corporate turnarounds. During his most recent tenure as CEO at Celsius, he attracted significant capital & drove a major transformation - achieving a global sales explosion & 35x shareholder value.

"Olia is the first significant innovation in the $33b ready to drink tea category in decades. Olia is just not a different version of green tea or black tea, but a refreshing functional tea leveraging the historical benefits of the olive tree. I am excited to be a part of bringing Olia ready to drink olive leaf tea to consumers everywhere."

Team



Chris Cook Founder/CEO/Chef SPV Voting Proxy

Chris, a professional chef with 25+ years in fine dining, discovered little-known olive leaf tea at a Texas olive ranch. Inspired by its 3,000 yr. old roots and health benefits, he crafted Olia—delicious, ready-to-drink teas that promote wellness.



Mark Bair Executive Advisor/Investor

Mark has 35+ years of CPG executive management, including Coca-Cola, Minute Maid, and KraftHeinz. Most recently, he drove record sales & profit as CEO of T. Hasegawa, a top 10 global flavor company. Mark has an MBA from Kellogg School of Management.

from Kellogg School of Management.



Graham Weston Executive Advisor/Investor

Graham is a co-founder of Rackspace (NYSE: RAX), serving as CEO for 8 years & leading the company to $200M. A successful real estate developer, he led the development of the Weston Centre, a premier business location in San Antonio. Graduate of Texas A&M.



Jerry W. Bell Executive Advisor

Jerry has 30+ years of executive management in consumer brands inc. Coca-Cola, Campbell Soup, & Cinnabon/Seattle's Best. Most recently, he was CEO of ZeeWise Data Experts and is now an advisor to several companies. BS from GA Tech & MBA from Harvard.



John Blackington Executive Advisor/Investor

John is a beverage industry veteran with 25+ years in exec. sales management for Coca-Cola across multiple geographic regions. He later founded GBS Growth Partners - a strategic consumer brand consulting firm. BA & MBA grad from Wharton School at UPenn.

Pitch Deck


Olia™
OLIVE LEAF TEA
ANCIENT ROOTS,
MODERN WELLNESS
OLIVE LEAF TEA
CITRUS HONEY JASMINE
OLIVE LEAF TEA
TANGERINE GINGER
OLIVE LEAF TEA
RASPBERRY LEMON
CAFFEINE FREE



White Space Beverage Growth Opportunity: World's First Ready-to-Drink Olive Leaf Tea

CHEF CHRIS & THE REIMAGINATION OF TEA

Over 20 years as an executive chef, Chris developed the business skills to match his culinary creativity—leading teams, and driving profitability. With a natural entrepreneurial spirit, he approaches every challenge with a roll-up-the sleeves mentality; learn, adapt, and keep moving forward.

Steeped in over 3,000 years of tradition, olive leaf tea has long remained a hidden gem—until Chef Chris Cook rediscovered it in South Texas and reimagined it as a refreshing and healthful ready-to-drink beverage called Olia.

Ancient Romans and Greeks first recognized and valued the powerful healing properties of olive leaves and began brewing them as tea. Rich in antioxidants naturally abundant in the olive leaf, this unique tea shares many of the same health benefits that have made the 'Mediterranean Diet' one of the world's most respected healthful diets.

In 2014, Chef Christopher Cook was a chef consultant for a family-owned olive orchard in South Texas where he first encountered the centuries-old tradition of steeping olive leaves to make this unique tea.





In the customary tradition of Mediterranean olive groves, olive leaf tea was regularly brewed at the orchard and offered to staff and visitors as a naturally hydrating, healthy refreshment—especially welcome poured over ice during hot Texas summers.



Chris' interest was instantly piqued when he discovered olive leaf tea. Drawn to its ancient history and powerful antioxidants—long valued for their ability to combat inflammation and support wellness—he dove deeper into learning about this overlooked super ingredient.



After years spent on his feet in restaurant kitchens, Chris had experienced firsthand the effects of inflammation and arthritis,

making the discovery even more personal. Inspired, he set out on a mission to share this forgotten super-ingredient with the world.

The ultimate result —Olia, the world's first ready-to-drink olive leaf iced tea.


WORLD'S FIRST OLIVE LEAF ICED TEA
INTRODUCING
Olia™
OLIVE LEAF TEA
Lightly Sparkling • No Artificial Ingredients • Natural Energy
No Caffeine • Real Fruit Flavor • Natural Sweeteners

The beverage category is rapidly evolving, driven by Gen Z and Millennials seeking drinks with real functional health benefits. While new tea, probiotic, adaptogenic, and kombucha brands continue to enter the market, Olia stands apart with a truly unique ingredient: the olive leaf.

While olives and olive oil are widely known for their role in the Mediterranean Diet, the olive leaf is an unsung hero of the olive tree's powerful antioxidant properties. Olia is the first Ready-to-Drink beverage to harness olive leaf extract for its dynamic antioxidant potency. ***This makes Olia the #1 beverage for antioxidant delivery versus all other competitors.***


IMMUNITY BOOSTING
THE
ANTIOXIDANT
TEA™
FIGHTS INFLAMMATION

Olia delivers superior antioxidant power from olive leaf extract sourced from leaves grown in Spain. Incredibly refreshing and

naturally energizing, Olia is a lightly sparkling, caffeine-free iced tea that's flavored with real fruit juice. Subtly sweetened with organic blue agave, organic cane sugar, and a touch of stevia leaf extract, Olia is low in sugar (just 7g or less) and 35 calories or less per serving.

With this breakthrough hero ingredient, Olia is poised to carve out a bold new space in the tea and functional beverage aisles—driving meaningful incremental growth.


PRODUCT HIGHLIGHTS
Lightly Sparkling
Real Fruit Flavor
No Artificial Ingredients
Plant-Based Natural Sweeteners
Natural Energy with No Caffeine

Chris' Olia journey began in his family garage, painstakingly creating his own antioxidant-rich extract from hand-steeped olive leaves and experimenting with flavors. Over two years, he refined his recipes, outgrew his garage, and scaled production into a shared commercial kitchen.



By 2018, after three years of development, he launched Olia's predecessor brand which he originally christened *Special Leaf Tea*.

His mission was simple yet powerful: bring consumers a unique, naturally functional beverage that supports wellness by

delivering the abundant antioxidants found in olive leaves - and NEVER compromise on great taste or the integrity of ingredients (he's a chef after all!).


SPECIAL LEAF
Artisanal Olive Leaf Tea
KEEP IT SIMPLE
SPECIAL LEAF
Artisanal Olive Leaf Tea
POMBERRY
SPECIAL LEAF
No Added Sugar
HEAVENLY HIBISCUS
SPECIAL LEAF
Artisanal Olive Leaf Tea

Initially, Chris was hand-filling four different flavors into 12oz glass bottles and selling them at local farmers markets near his home in San Antonio. He built a loyal following of consumers who loved both the refreshing flavors and the unique wellness story, which gave him the confidence needed to expand availability into local cafés and retailers.


SPECIAL LEAF

Chris' grassroots experience with consumers at farmers markets and local retailers provided the initial positive proof-of-concept he needed to raise seed capital to support his plans for larger retail expansion.

As Chris scaled his new business, his production needs soon outgrew the commercial kitchen. He moved production to the Alamo Brewing Company in downtown San Antonio which allowed for larger-scale brewing. One of the key actions leading to this phase was the move into 12 oz. sleek aluminum cans and enhanced Special Leaf brand graphics on the new cans.

enhanced Special Leaf brand graphics on the new cans.

However, the process still required steeping olive leaves in bulk inside steam kettles over time to reach the optimal extract level.



True scalability would require a more measurable and operationally efficient production method. So with his experienced beverage advisor, Mark, he researched olive leaf extracts—ultimately finding a trusted, standardized extract source from the olive groves of Spain's Mediterranean region. This breakthrough ensured consistent, high quality antioxidant potency while streamlining production for scale.

In tandem with this operational learning, Chris gained more insights from consumers. Two other key priorities became apparent:

1. Creating a brand name that clearly conveyed the uniqueness of his breakthrough tea
2. Optimizing his formulations for heightened consumer appeal

To focus on these improvements, in early 2024, he made the difficult, yet wise choice to pause production and sales.

Partnering with a trusted beverage branding agency recommended by Mark, *Special Leaf* was strategically transformed into *Olia*—a resonating identity that is defining and distinctive. At the same time, Chris took the time to work with his ingredient suppliers to recalibrate his formulas, including sweeteners and flavors, positioning Olia for even greater consumer appeal with a relaunch/expansion in Q1 2026.


SPECIAL LEAF TO OLIA REBRAND


SPECIAL LEAF
Olia
OLIVE LEAF TEA
BLUEBERRY HIBISCUS
Display Brand Name & Logo
2. Elevated Position & Importance of Flavors/Ingredient Names
3. Prioritized Ingredient Images To Be Primary Visuals on Front Panel
4. Moved 3 Main Product Features To Circle Rim at Top of Can (freed up room on front panel)
• Lightly Sparkling
• Caffeine Free
• Natural Energy
5. Bubbles Added to Capture the Essence of a Light Sparkle
6. Updated Can Colors To Best Represent Ingredient Colors

Now rebranded as Olia - the world's first ready-to-drink olive leaf iced tea is offered in three unique, vibrant flavors - Raspberry Lemon, Tangerine Ginger, and Citrus Honey Jasmine.


Olia
OLIVE LEAF TEA
TANGERINE GINGER
Olia
OLIVE LEAF TEA
CITRUS HONEY JASMINE
Olia
OLIVE LEAF TEA
BLUEBERRY HIBISCUS
Olia
OLIVE LEAF TEA
RASPBERRY LEMON

ANTIOXIDANTS: UNSUNG HEROES OF RESILIENCE

Far from being a trendy wellness buzzword, antioxidants are essential guardians of our long-term health.

Despite their importance, many people do not fully understand how vital antioxidants are to both our short-term and long-term health. Let's break down their crucial role in protecting and supporting our bodies.

Antioxidants are powerful compounds that play a crucial role in the body's defense system against oxidative stress — a destructive process that, left unchecked, can damage cells, contribute to inflammation, lead to a wide range of chronic diseases, and accelerate aging.

Oxidative stress is a chain-reaction caused by free radical molecules destructive to the body's healthy cells. Antioxidants

neutralize these harmful molecules, thus protecting the body against cellular damage.

There are four key roles we need to understand to fully grasp the unique, crucial function of antioxidants as guardians of health. Here is a simple breakdown:

1. **Oxygen Molecules (O2) – "The Life Givers"**
    - Oxygen fuels every breath, every cell, every heartbeat.
    - These molecules are the body's energy currency, keeping us alive and thriving.
    - Each Oxygen molecule (O2) contains 8 pairs of electrons (16 total electrons).
2. **Free radicals – "The Troublemakers"**
    - These are unstable oxygen molecules because each contains an unpaired electron, making them highly reactive.
    - They try to stabilize themselves by stealing electrons from healthy, stable cells, damaging them in the process.
    - Caused by both normal body processes and exposure to detrimental factors including obesity, smoking/alcohol consumption, medications and other environmental toxins.
3. **Oxidative Stress – "The Chaos They Create"**
    - Electrons "stolen" from healthy cells due to free radical behavior leads to a chain reaction of damage to DNA, proteins, and cell membranes.
    - This in turn puts a sustained amount of stress on the body - resulting in detrimental health outcomes.
4. **Antioxidants – "The Scavenging Superheroes"**
    - Antioxidants are the unsung guardians that help to slow or stop this destructive cycle.
    - They scavenge for free radicals and safely donate an electron to neutralize them, protecting healthy cells, preventing and arresting further damage.




UNPAIRED
ELECTRON

Antioxidants, such as the powerful polyphenol (plant-based) compounds found in olive leaves, neutralize troublesome free radicals before they spread damage—protecting and restoring balance for overall health and longevity.

OLEUROPEIN: THE HIDDEN GEM OF ANTIOXIDANTS

One of the key discoveries Chris made in his Olia journey is that olive trees and their leaves produce abundant amounts of *oleuropein*, one of the most powerful and bioavailable sources of antioxidants in the world.

Oleuropein is the hidden gem of antioxidants, found only in plants within the olive family. Little known but highly powerful oleuropein is known not only for its ability to scavenge and neutralize harmful free radicals, but also for its anti-inflammatory and anti-microbial properties.

In addition, oleuropein is *one of nature's most bioavailable antioxidants* - meaning that once consumed, the human body is better able to absorb and benefit from it far more than many other antioxidants.

Another unique benefit of this super antioxidant is that the body is able to convert oleuropein into another highly effective antioxidant called *hydroxytyrosol*, most notable for its cardiovascular benefits and neuroprotective benefits for brain health.

The powerful one-two punch of oleuropein and its metabolite hydroxytyrosol is what makes the mighty olive superleaf such a powerful and enduring source of support for health and wellness.

OLIA: SUPERIOR ANTIOXIDANT DELIVERY




Olia Delivers Exceptional Antioxidant Power
•14x Green Tea
•13x Black Tea
•6x Pomegranate Juice
•3-5x Most Antioxidant-Rich Fruits

The olive "superleaf" naturally contains remarkably high levels of antioxidants, and Olia is the first and only ready-to-drink tea made from this superleaf. That's the reason we call Olia "The Antioxidant Tea".

To truly appreciate its strength, we need to look at the gold standard used to measure antioxidant power — *ORAC Value*. We compared our olive superleaf tea to not only other teas but also other foods and beverages associated with high antioxidant properties.

The acronym 'ORAC' stands for *Oxygen Radical Absorbance Capacity* - a measure of the antioxidant capacity of a food or ingredient to neutralize free radical molecules in the body.


DEFINITION OF "ORAC"
The acronym 'ORAC' stands for Oxygen Radical Absorbance Capacity - a measure of the antioxidant capacity of a food or ingredient to neutralize free radical molecules in the body.

The higher the ORAC value, the stronger its antioxidant power—and the better it helps protect the body at a cellular level.

Olia harnesses the antioxidant power of olive leaves by using a standardized olive leaf extract, which is the foundation of our tea. Each serving of Olia consistently contains 60mg of olive leaf extract (OLE), standardized to 16% oleuropein, thus guaranteeing the amount of this naturally occurring antioxidant

guaranteeing the amount of this naturally occurring antioxidant in every serving.

The result: Olia's pure olive leaf extract delivers a remarkably high ORAC value—over 16,000 per serving—vastly exceeding a serving of most foods and beverages commonly associated with antioxidants, including traditional green teas, black teas, and pomegranate juice.



ORAC VALUES
OLIA OLE vs. Common High-ORAC Foods & Beverages
Olia*
16105
Foods
Blackberries
5347
Raspberries
5065
Blueberries
4669
Strawberries
4302
Goji Berries
3290
Beverages
Red Wine
3600
Pomegranate Juice
2860
Brewed Green Tea
1253
Brewed Black Tea
1129
0
2000
4000
6000
8000
10000
12000
14000
16000
18000
ORAC Value per 100g
ORAC: Oxygen Radical Absorbance Capacity. Measures the antioxidant capacity of a substance and quantifies how well it can neutralize harmful free radicals. μmol TE/100g of each substance.
*60mg of OLE standardized to 16% oleuropein

Olia delivers exceptional antioxidant power—containing 14× the antioxidants of green tea, 13× that of black tea, 6× pomegranate juice, and 3–5× more than a typical 100g serving of most common antioxidant-rich fruits.

SINGLE ORIGIN: SOURCED FROM SPAIN

When Chris began his venture to create Olia, he was meticulous in his worldwide research for selecting the perfect source for his olive leaf tea - first for the leaves that he was steeping and eventually for his extract.

As a professional chef with extensive expertise and selectivity for ingredient and olive oil quality, he knew the importance of selecting a singular region known for its superior olives.





Our Olive Leaf Extract is solely sourced from the lush, pristine olive groves of Jaén & Murcia, Spain.


MAP OF SPAIN
SPAIN
JAEN
MURCIA

Renowned as the olive oil capital of the world, Jaén is the largest producer of olive oil globally, with more than 66 million olive trees spanning 550,000 hectares (1.4 million acres). Jaen's ideal Mediterranean climate (long, hot, and dry summers; mild, moderately wet winters) and rich soil composition make it one of the world's premier regions for high-quality olives and olive oil.



Today, Jaén's expansive olive grove landscape—often described as a "sea of olive trees"— is a powerful symbol of its role as the global epicenter of olive oil production.





BEVERAGES - EVOLVING TOWARD HEALTH

Over the past several decades, consumers have increasingly moved away from traditional sodas and other sugar-saturated and artificially-sweetened ready-to-drink beverages toward healthier, better-for-you options.

Starting in the 1990s, growing awareness of the health risks associated with sugary drinks—such as obesity, diabetes, and heart disease—sparked an ongoing, sustained decline in soda consumption. The momentum behind this movement has accelerated over the past decade, resulting in a mainstream wellness revolution resulting in greater demand for healthier beverages.

There are 5 Key Trends that are driving transformation and redefining today's beverage industry:

1. Steadfast Focus on Health & Wellness
2. Generational Shift in Consumer Behavior (driven by Gen Z & Millennials)
3. Diminishing Legacy Beverage Brand Loyalties
4. Emergence of Healthier RTD (Ready-To-Drink) Beverage Options
5. Trend in Mindful Drinking (Low/No Alcohol)

This category sea change has been mainly driven by Gen Z and Millennial consumers whose attitudes toward health in foods and beverages, purchasing habits, and consumption behaviors are reshaping the beverage landscape. As a result, a wave of newcomers has entered the market across a wide range of beverage types.

For legacy corporations who once reigned over the beverage landscape, consumers' loyalty has steadily waned. Sales and consumption of soft drinks, loaded with sugar or artificial

consumption of soft drinks, loaded with sugar or artificial sweeteners like aspartame, continue to slow.

In their place, a new generation of beverages is rising; non-or lightly sweetened, naturally flavored, and crafted with clean, recognizable ingredients.

Simultaneously, consumer demand has expanded beyond clean labels to products that deliver functional benefits supporting health and wellness. This shift is fueling growth in a wide range of segments, such as gut health, energy drinks, coffee and tea innovations, enhanced hydration, protein, antioxidants, vitamins, and adaptogens/nootropics.

Agile startups founded and led by entrepreneurs like Chef Chris have been at the forefront of this evolution, pioneering healthier beverage options, establishing thriving new category segments, and expanding the market.

Legacy companies built on traditional less healthy beverages have had to pivot to keep pace with this sustained health trend—often through acquisition of promising emerging brands.

Another element of this major shift towards healthy beverages is the rapid and widespread consumer trend towards mindful drinking of alcoholic beverages. More people are choosing no/low alcohol options to enjoy social occasions, therefore increased crossover opportunities have emerged for what were formerly alcohol-exclusive purchase and consumption occasions.

Overall, the ready-to-drink beverage market has and will continue to experience seismic and sustained shifts driven by health-conscious consumers. **The current U.S. healthy beverage market** (defined by RTD Teas, flavored waters, pre/probiotic drinks, Kombuchas and adaptogenic beverages) **is growing at a +7.5% CAGR from 2025 to 2032.**


TOTAL US HEALTHY BEVERAGE MARKET
+7.5% CAGR
$40
$30
$20
Total Market ($ Billions)
Adaptogenic
Kombucha
RTD Tea Market
Flavored Waters
Pre/Probiotic Drinks
$22.7B
$37.6B


2025
2032

The RTD iced tea market is experiencing a bifurcation of growth between traditional slow growing legacy brands and new, rapidly growing emerging players. The top seven legacy brands—*Pure Leaf, Arizona, Gold Peak, Brisk, Lipton, Snapple, and Monster*—represent 90% of category sales, yet their growth has been stagnant at just +0.1%.

In contrast, the most notable top 5 new brands - *Just Iced Tea, Yerba Madre/Guayaki, Liquid Death, The Ryl Co., & Joe Tea* - have delivered +30.2% sales growth from 2024 to 2025, reflecting a major shift in consumer preferences toward healthier, functional beverages. This surge underscores the powerful impact of health-conscious consumers reshaping the market.


TOTAL U.S. RTD ICED TEA - CANS & BOTTLES
% Growth vs. Prior 52 week Period
40.0%
27.5%
15.0%
2.5%
0.0%
-10.0%
30.2 %
0.1%
-0.4%
Total US RTD Market (Top 20)
Legacy Brands (Top 7)
Newly Emerging Brands (Top 5)
Source: CIRCANA US Omnimarket Data, 52 Weeks Ending 6/15/25
Olia

While legacy brands are projected to remain flat or decline, the overall RTD iced tea market is forecasted to grow at a +4.4% CAGR from 2025 to 2032. For a large, established category, this is impressive growth—driven by a double-digit growth rate of insurgent, better-for-you brands (like Olia) that are gaining traction with younger consumers.


TOTAL U.S. RTD ICED TEA MARKET
Total Market ($ Billions)
$10
$8
$6
$4
$2
$0
+4.4% CAGR
$6.5B
$8.8B
RTD Iced Tea Market CAGR Driven by Emerging Better-For-You Brands


2024
2033

OLIA: CATEGORY GAME CHANGER

> "Most functional beverages talk about energy delivery, gut health, or enhanced mental focus - but only recently have any begun talking about the need for managing oxidative stress."
>
> **- Chef Chris Cook**

While most consumers recognize the term *antioxidant*, fewer fully understand *oxidative stress*—and its critical role in long-term health. Managing oxidative stress is essential to protecting healthy cells, as it is a leading contributor to inflammation, chronic disease (including diabetes, arthritis, and cancer), and aging.

Several beverage brands claim antioxidant properties but do not provide clarity on their source, how they work and how effective they are.

Unlike other beverages with modest antioxidant content, Olia's olive leaf extract (OLE) offers superior potency and bio-availability (rate and amount of absorbency in the body). Yet surprisingly, it has never been applied to the RTD beverage market.

Olia blends the timeless, healing power of the ancient olive "superleaf" with the vibrant, refreshing flavors using real fruit juice and natural sweeteners, creating an olive leaf tea that delivers remarkable antioxidant support to help combat oxidative stress.

With its unique blend of attributes and health benefits, Olia stands out as a pioneering breakthrough in the RTD iced tea market:

1. **Superior Antioxidant Content:** Each 12oz can contains 60mg Olive Leaf Extract (OLE) standardized to 16% oleuropein (~9.6mg), metabolizing into hydroxytyrosol for a powerful dual-antioxidant effect.

2. **Antioxidant Powerhouse:** Delivers 16,105 ORAC units, far exceeding any other beverage in its category.
3. **First-to-Market Hero Ingredient:** The only RTD beverage with high-quality, standardized 'superleaf' olive leaf extract.
4. **Better Than Olive Oil:** Provides more oleuropein than a typical serving of extra virgin olive **oil.**
5. **Single-Sourced Olive Leaf Extract:** Sourced from the olive capital of the world, Jaén, Spain, ensuring the highest quality.
6. **Daily Protection against Oxidative Stress Supports:**
    - Cellular Health
    - Natural Immunity
    - Heart Health
    - Healthy Cholesterol Balance
    - Healthy Blood Sugar
    - Hydrated, Healthy Skin

7. Clean, Delicious & Refreshing:

- Lightly sparkling and refreshing
- Real fruit juice flavor
- No artificial ingredients
- Plant-based, natural sweeteners (organic cane sugar, organic agave inulin, and a touch of stevia reb m)
- 7g of sugar or less and 35 calories or less per serving
- Naturally energizing with no caffeine


HEALTH CLAIMS
Supports Natural Immunity
Supports Heart Health
Supports Healthy Cholesterol
Supports Healthy Blood Sugar
Hydrating Support for Skin Health
Antioxidant Support for Cellular Health

These statements have not been evaluated by the Food and Drug Administration. These products are not intended to diagnose, treat, cure or prevent any disease.

Olia Olive Leaf Tea is offered in sleek 12 oz cans across three unique and delicious flavors - Raspberry Lemon, Tangerine Ginger, and Citrus Honey Jasmine - for daily healthy and flavorful refreshment.


Olia
OLIVE LEAF TEA
RASPBERRY LEMON
2X
RASPBERRY LEMON
Bringing the sweet and tart boldness of raspberry together with the crisp zest of lemon, this combo perfectly complements the natural essence of olive leaf. The result is a rejuvenating blend that's as refreshing as it is flavorful and healthful.
INGREDIENTS: Sparkling Filtered Water, Apple Juice, Raspberry Juice, Organic Cane Sugar, Lemon Juice, Organic Agave Inulin, Natural Flavors, Olive Leaf Extract (16% Oleuropein), Stevia Leaf Extract.


Olia
OLIVE LEAF TEA
TANGERINE GINGER
2X
TANGERINE GINGER
A refreshing fusion of citrusy tangerine and zesty ginger perfectly balanced with the natural flavor of olive leaf. This invigorating blend offers a bright, bold taste that awakens your senses with every sip.
INGREDIENTS: Sparkling Filtered Water, Tangerine Juice, Organic Cane Sugar, Natural Flavors, Lemon Juice, Ginger Juice, Organic Agave Inulin, Natural Flavors, Olive Leaf Extract (16% Oleuropein), Stevia Leaf Extract.


Olia
OLIVE LEAF TEA
CITRUS HONEY JASMINE
2X
CITRUS HONEY JASMINE
Savor the clean, green tea-esque flavor of olive leaf-infused with the smooth sweet flavor of honey, the bright zest of citrus and a floral touch of jasmine. A perfect harmony of flavorful refreshment and wellness in every sip.
INGREDIENTS: Sparkling Filtered Water, Apple Juice, Organic Cane Sugar, Natural Flavors, Lemon Juice,


(16% Oleuropein), Stevia Leaf Extract.

HUMBLE ROOTS TO NATIONAL LAUNCH

For over two decades, Chris avidly pursued and built a successful culinary career. However, upon his discovery of olive leaf tea and its centuries long history, he devoted himself to sharing its unique and powerful health benefits with the world.

Chris has since invested the last seven years developing and perfecting his formulations, ingredient sources, production processes, economics and the overall business model in order to fulfill his vision.

Chris' early success in farmers markets and local stores led him in 2023 to retail partnership with the highly-respected Central Market stores (a division of major chain H-E-B) where he ran a 14-month pilot in nine stores across the five largest markets in Texas. Chris entered the pilot with his newly updated Special Leaf 12oz aluminum cans.


Central Market

This pilot program delivered success in the form of strong, sustained quarter-over-quarter sales growth - ***a total of +170% increase in just 4+ quarters.***


SPECIAL LEAF* CENTRAL MARKET SALES VOLUMES
2000
1500
1000
Monthly Unit Sales
+170%
816
1098
1260
1412



523
500
0
Q1
Oct–Dec 2023
Q2
Jan–Mar 2024
Q3
Apr–Jun 2024
Q4
Jul–Sep 2024
Q5
Oct–Nov 2024
*All Data Shown Refers to Special Leaf Branded Sales
Olia

Firmly committed to this initiative, Chris significantly invested in merchandising and sampling in-stores to achieve sustained consumer awareness, trial and repurchase among the Central Market shopper population.

Additionally, this 14-month pilot provided Chris with additional insights into branding, flavor optimization, merchandising, and pricing - now within the greater context of a major grocery chain and its shoppers.

This is when, with support of his advisory board, Chris made the strategic decision to step back and pause production and sales - in order to conduct a re-calibration of the brand based on his learnings, enabling him to optimize his consumer proposition prior to embarking on major market expansion.

This deliberate reset allowed Chris to execute a full-scale rebrand—evolving from the ordinary Special Leaf brand to the more powerful and descriptive Olia brand—while refining flavor profiles, sweeteners, and overall taste appeal. Supported by refreshed marketing and merchandising strategies, Olia is now positioned for sustained long-term success and growth as the brand expands its availability and reach.

Based on this successful pilot, we project Olia sales to reach $20M in 2029.

$100M MARKET VALUATION IN 3-YEARS

	2026	2027	2028	2029
% U.S. Pop	9%	20%	30%	40%
Volume (Units)	100,000	666,666	3,333,333	13,333,333
% Change	++	567%	400%	300%
Net Revenue/Unit	$1.50	$1.50	$1.50	$1.50
Net Revenue	$150,000	$1,000,000	$5,000,000	$20,000,000
% Change	++	667%	500%	400%
Gross Profit	$45,000	$330,000	$1,750,000	$9,000,000
% Gross Margin	30%	33%	35%	45%
Market Capitalization	$450,000	$4,000,000	$25,000,000	$150,000,000
Multiple	3x	4x	5x	7.5x

Future projections are not guaranteed.

Our Go-To-Market (GTM) priorities are summarized below:

Our Go-To-Market (GTM) priorities are summarized below:



Go-To-Market Priorities
1. Launch in high opportunity markets/retail channels starting in our Texas backyard followed by SoCal and Florida, prior to national expansion.
2. Partner with broker account management.
3. Leverage natural positioning to acquire placement in both Natural & Food/Drug/Mass stores.
4. Win at shelf in both cold vault (trial/on-premise) & main-shelf (sustained volume/take home).
5. Leverage in-store merchandising and sampling to drive immediate trial & repeat purchase.
6. Develop brand awareness & understanding through social media & live events.
7. Create tribe of Olia daily drinkers with target audience influencers.
Olia

Our GTM approach is sequenced with a focus on high-opportunity markets and distribution channels.

We will leverage learning from our Central Market pilot to expand strategically - starting in our Texas backyard (red starting Q1 2026), followed by Southern California (blue starting 2027) and Florida (orange starting 2028), with rollout expansion across the U.S. (green) starting in 2029 and initially reaching over 40% of the U.S.

Channel Strategy: Launch first in Grocery/Natural chains, followed by expanding to chain drug, mass merchandisers, club stores, and secondary retail channels.

Merchandising: Secure cold vault placement for brand discovery and trial, plus grocery shelves and displays for take-home consumption. Retail price at $2.99 per unit with periodic BOGO promotions. After consumer base builds, introduce 4-packs.

Marketing Support: In-store sampling, in-store displays, social media activation, events activation, and influencer partnerships to build brand awareness, drive trial and cultivate a loyal community of users/ambassadors.



OLIA GO-TO-MARKET OVERVIEW
Year
2023-24
2025
2026
2027
2028
2029
CHANNELS
Geography
Central Market Pilot
Olia Rebrand
Texas
SoCal
Florida
National Rollout
C-Stores/ Gas Stores
Foodservice/ At Work
Club/Mass/ Drug
Grocery/Natural Chains


Population Coverage
<1%
9%
20%
27%
40%+
Olia

EFFECTIVE USE OF RAISED CAPITAL

The $355K (or more) in capital raised by this campaign will be allocated across key development activities summarized in the chart and described in detail below:


USE OF $355K IN FUNDS
MARKETING
25%
40%
MANUFACTURING & PACKAGING
IN-STORE PROMOTIONS
15%
10%
10%
LABOR
WORKING CAPITAL

> **Manufacturing & Packaging – 40%**

> The largest share of funds raised is for production and packaging, ensuring Olia is consistently manufactured to the highest standards. This includes quality ingredients and packaging, contract manufacturing, and freight. By prioritizing supply chain reliability, we will confidently meet retailer and consumer demand as we scale.

> **Marketing – 25%**

> Marketing fuels awareness, trial and adoption in a competitive beverage space. These funds support digital advertising, influencer partnerships, PR, and brand storytelling that position Olia as the olive "superleaf" antioxidant tea. Strategic messaging will help us reach our health-conscious target and build long-term loyalty.

> **In-Store Promotions – 15%**

> Retail merchandising drives in-store awareness, trial and long-term consumer traction. This funds in-person demos, sampling events, and retail displays to create visibility and trial of Olia directly at the point-of-purchase. In-store activation drives velocity and deepens retailer confidence in our brand.

> **Labor – 10%**

Labor – 10%

We're building a lean, flexible and capable team to drive execution. Funds cover demo staff, fractional marketing & finance functions, and essential operations roles. This ensures Olia is run efficiently while providing expertise and manpower to grow rapidly without expensive overhead.

Working Capital – 10%

Working capital maintains liquidity and operational flexibility. This financial cushion allows us to cover unforeseen expenses, seize new opportunities, and keep momentum growing as we scale.

ANCIENT ROOTS, MODERN WELLNESS

MISSION STATEMENT

Our mission is rooted in clean-label, plant-powered wellness. With every sip, Olia will nurture the vision planted by the ancient Greeks and Romans over 3,000 years ago— today offering a tea reimagined for the modern consumer.

RAVE CONSUMER REVIEWS

5-STAR REVIEWS


Deanna Johnson recommends Special Leaf.
February 18, 2023
We LOVE Special Leaf tea!! Thankful we are still able to enjoy it all the way in Las Vegas. Not only is it one of the best things we've tasted, it's refreshing and it's health benefits make it our new go-to drink!
1
2 comments
the switch from my daily dull green tea mix to this! I especially love and am excited about all the antioxidants and anti inflammatory components it contains.
5
1 comment 1 share
Christa Oates Sauers recommends Special Leaf.
December 2, 2019
I love everything about it ! I have been looking for a product like this for some time. It's very refreshing and the nutritional benefits are an added bonus!
1
1 comment
Dawn Counts Revell recommends Special Leaf.
I got to try this delicious tea for the 1st time at a market this past weekend, WOW! I have MS and look for any drink that not only taste delicious but is packed with health benefits and Special Leaf had both!
I purchased a 6 pack and I am in love
Liza G Tovar recommends Special Leaf.
September 6, 2020
Tried this tea today at the Farmers Market at the quarry. I must say it is sooooo refreshing and delicious. I bought a 6 pack and I'm very pleased with my purchase.
3
2 comments
Monica Karam recommends Special Leaf.
April 17, 2023
So delicious, refreshing, and most importantly, healthy!!! My favorite drink of choice. I highly recommend Special Leaf.
Noah Masters recommends Special Leaf.
This tea is unbelievable! Soo good!
3
1 comment
Jesus Gutierrez recommends Special Leaf.
September 13, 2020
one of the best teas of have tasted. Not to sweet but refreshing at the same time. it has great benefits so I can enjoy it without the guilt. plus I also like the fact that they recycle the glass bottles. you can switch your empty one for new ones, and a a bonus for recycling they give you a discount. one of the reason why I go to the quarry's farmers market.
1
1 comment
Patrick Harral recommends Special Leaf.
February 10, 2023
LOVE this stuff! Fantastic, unique flavors and clean ingredients
1 comment


THANK YOU!
Welcome to the OLIA family. We're truly grateful to have you with us on this journey. Your support helps us share the story of olive leaf's powerful benefits and inspire healthier choices within our community. Together, we're proving that refreshment can be both delicious and deeply nourishing – a daily ritual rooted in nature, crafted for your well-being. Here's to feeling your best, naturally, every day.
If you have any questions or would like to set up a meeting with our CEO, please contact us at hello@drinkolia.com

Resources on health benefits of olive leaf extract.

1. Olive leaf extract as a medicinal beverage (MDPI)
2. Effects of oleuropein with human health (NIH)
3. Anti-Cancer effect of olive leaf extract & comparison to olive oil (NIH)
4. Health Benefits of Olive leaf extract (Medical News Today)
5. Olive leaf extract benefits and resources (Source: Olive Wellness Institute)